Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

October 21, 2014

Dear HR Colleagues:

Integration planning for the acquisition is in full swing now, and the HR team is playing a key role in the process, actively engaged in two important teams: The HR Integration Function Team and the Organization, Talent and Culture (OTC) Teams. About 40 of our colleagues are represented on these teams. They are working side by side with their counterparts at Medtronic, laying the groundwork for the new Medtronic plc, before and after the acquisition closes. I’ve shared some of this information with you during our quarterly updates, and wanted to highlight again who is involved in this work and how the process is working.

Meet the Teams

Sandra McNeill is the Covidien leader of the HR Function Integration Team, which is responsible for recommending the HR programs, policies and processes for the new combined organization as well as the HR service delivery model for Medtronic plc. This team includes several interdependent workstreams:

•	Vertical Workstreams: Represent three phases of integration: Day 1, HR Function Continuity through Transition, and Future State

•	Horizontal Workstreams: Represent each of the COEs and related HR disciplines, such as compliance and employee relations

•	Regional and Country Leadership: Provides local insight, perspectives and support

•	Project Management Office: Helps to manage the HR integration and its connect to the overall Integration process

Kate Hoepfner-Karle has a dual role in the integration process. She is a member of the Integration Management Office (IMO) core team, which is overseeing all aspects of the acquisition, including all functional and regional workstreams. She is also leading the Organization, Talent and Culture Team, established by the IMO to identify talent for the new Medtronic plc; provide organization design for the new company, including regions and functions; and define the future state culture for the combined organization.

The OTC Team is organized into four workstreams:

•	Talent: Defining talent management plans including retention, assessment, selection and placement

•	Organization: Working with business and function leaders to develop organization structures for Medtronic plc

•	Culture: Identifying desired cultural attributes for the new organization and developing culture integration plan

•	Change Management: Creating processes and tools to support the transition to the new organization, including leadership coaching

Each workstream met independently in early September to outline integration planning processes and each has established a regular cadence of discussion to keep the process on track.

What the Teams Are Doing

Both the HR Integration Team and the OTC Team have clear charters and well-defined scopes of activity. The chart below highlights the key issues each team is addressing:

Team	Focus Areas
HR Integration

•    Recommending harmonization strategies for HR programs, systems, and policies

•    Identifying “must haves” for Day 1 and a roadmap for full integration.

•    Preparing the organization for onboarding and offboarding efforts

•    Developing the future state HR Model for Medtronic plc

Organization, Talent and Culture

•    Developing leadership selection processes

•    Conducting culture assessment research across both organizations (see below for more information)

•    Developing culture integration plan

•    Developing change management tools and resources, including playbooks to support onboarding and offboarding

About the Culture Assessment Research

The OTC team recently completed a global culture assessment project that included leadership interviews, focus groups and a survey within both organizations. The work will help show how the Covidien and Medtronic cultures currently align, what gaps might exist and what attributes should be preserved and built upon. Results are being evaluated now and will be used to inform the integration planning process as well as communication strategy.

Additional Acquisition-Related Resources

In addition to actively participating in the integration planning process, the Covidien HR team is supporting the transition in other important ways:

•	Change Management Resources

To support leaders, Covidien created resources to help managers lead effectively through change, keep employees focused and engaged, and provide career and performance planning that is appropriate for the transitions employees may be experiencing. Next week, Navigating Change resources will also be made available to employees through a Pulse announcement. Click here to access.

•	Educational Support

HR is also involved in educating the organization about issues such as the treatment of equity awards and terms and conditions of severance and retention programs. We recently released a special set of FAQs for Equity Award Holders.

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Acquisition integration planning is a significant focus for our function and many people are supporting the process. But even if you are not directly involved in integration planning work, you are playing a critical role in the transition process by helping the organization stay focused on the business and demonstrating leadership through this period of change. Thank you all for the contributions you are making every day.

I hope to continue to provide you with updates, as appropriate, over the coming months. In the meantime, please send along any questions you may have about the acquisition. Thank you.

Regards,

Mike Dunford

Senior Vice President, Human

Resources

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Medtronic Holdings Limited (“New Medtronic”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied;

the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Covidien plc accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS.